# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xperi Inc., CIK 0001788999
CUSIP: 98423J101
Title of class of securities: Common Stock (par value $0.001 per share)
Address of issuer's principal executive offices: 2190 Gold Street, San Jose, California (CA), 95002
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001600136

## Reporting persons
- Clearline Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,949,895; sole dispositive power 0; shared dispositive power 2,949,895; aggregate amount beneficially owned 2,949,895 (6.4% of the class)
- Clearline Capital LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,949,895; sole dispositive power 0; shared dispositive power 2,949,895; aggregate amount beneficially owned 2,949,895 (6.4% of the class)
- Marc Majzner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,949,895; sole dispositive power 0; shared dispositive power 2,949,895; aggregate amount beneficially owned 2,949,895 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Xperi Inc.
Address of issuer's principal executive offices: 2190 Gold Street, San Jose, CALIFORNIA, 95002.

## Item 2. Person Filing
Name of person filing:
Clearline Capital LP
Clearline Capital LLC
Marc Majzner

Each a "Filer."
Address of principal business office or, if none, residence: The address for each Filer is 750 Lexington Avenue, 25th Floor, New York, NY 10022.
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover page for each Filer.

As of December 31, 2025 Clearline Capital LP may be deemed to beneficially own an aggregate of 2,949,895 shares of Common Stock (par value $0.001 per share) (the "Common Stock"), of Xperi Inc. (the "Issuer"). Ownership percentages are based on 46,335,385 Common Stock reported as issued and outstanding as of October 28, 2025 in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Clearline Capital LP: Marc Majzner, Limited Partner (02/17/2026)
- Clearline Capital LLC: Marc Majzner, Managing Member (02/17/2026)
- Marc Majzner: Marc Majzner, Authorized Signatory (02/17/2026)